QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

10,000,000 Shares of Common Stock Offered Pursuant to
Rights Distributed to Record Stockholders of
Affordable Residential Communities Inc.

[    •    ], 2006

Dear Stockholder:

        This notice is being distributed by Affordable Residential Communities Inc. ("ARC") to all holders of record ("Recordholders") of shares of ARC common stock, par value $0.01 per share (the "Common Stock"), at 5:00 p.m. New York City time, on [    •    ] (the "Record Date"), in connection with the distribution in a rights offering (the "Rights Offering") of non-transferable subscription rights (the "Rights") to subscribe for and purchase shares of Common Stock. The Rights are described in ARC's Prospectus, dated [    •    ] (the "Prospectus").

        In the Rights Offering, ARC is offering an aggregate of 10,000,000 shares of Common Stock (the "Underlying Shares") pursuant to the Prospectus.

        The Rights will expire, if not exercised, at 5:00 p.m., New York City Time, on [    •    ], unless extended in the sole discretion of ARC (as it may be extended, the "Expiration Date").

        As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned of record as of the close of business on the Record Date.

        Each Right will allow you to subscribe for 0.242 shares of Common Stock (the "Subscription Privilege") at the cash price of $8.00 per share (the "Subscription Price"). As fractional shares of common stock will not be issued, you need to hold at least five Rights in order to purchase one share of Common Stock pursuant to your Subscription Privilege.

        The Rights will be evidenced by non-transferable Rights certificates (the "Subscription Rights Certificates") and will cease to have value at the Expiration Date.

        Enclosed are copies of the following documents:

  1.
  Prospectus;

  2.
  Subscription Rights Certificate;

  3.
  Instructions as to Use of ARC's Subscription Rights Certificates (including a Notice of Guaranteed Delivery for Subscription Rigths Certificates Issued by ARC); and

  4.
  A return envelope addressed to American Stock Transfer & Trust Company, the Subscription Agent for the Rights Offering.

        Your prompt action is requested. To exercise Rights, you should properly complete and sign the Subscription Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Subscription Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to 5:00 p.m., New York City time, on the Expiration Date. Failure to return the properly completed Subscription Rights Certificate with the correct payment will result in your not being able to exercise your Rights. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised or sold prior to the Expiration Date will expire without value.

        Additional copies of the enclosed materials may be obtained by contacting the information agent for the Rights Offering, Innisfree M&A Incorporated, at (888) 750-5834.

Very truly yours,
Affordable Residential Communities Inc.

QuickLinks

Form of Letter to Stockholders